INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in this Post-Effective Amendment No. 49 to the Registration Statement 2-75807 on From N-1A of the John Hancock Series Trust, of our reports dated December 12, 2003 appearing in the Annual Reports to `Shareholders of John Hancock Real Estate Fund, John Hancock Small Cap Growth Fund, John Hancock Technology Fund, John Hancock Focused Equity Fund, John Hancock Multi Cap Growth, John Hancock 500 Index Fund and John Hancock Mid Cap Equity Fund for the year ended October 31, 2003.

We also consent to the references to us under the heading "Financial Highlights" in the Prospectus and as "independent accountants" in the Statement of Additional Information, which are part of such Registration Statement.


/s/Deloitte & Touche LLP
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Deloitte & Touche LLP
Boston, Massachusetts
February 26, 2004